SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                                            VALENCIA LOSES 750,000 PASSENGERS

                                                            AND 750 JOBS AS RYANAIR CLOSES BASE

Ryanair, Europe's leading low fares airline, today (24th October) announced the closure of its base at Valencia following the refusal of the Comunitat Valenciana to engage in constructive discussions in relation to the promotion of the airport and its routes across Ryanair's network in Europe. The closure will lead to a loss of over 70 weekly Ryanair flights, 750,000 passengers p.a. and over 750 jobs in the region.

Ryanair's investment of over $140m will be moved to another base in its network which will be announced next week.

Ryanair announced its new base in Valencia in August 2007 and has increased its passenger traffic by over 25% this year to an expected annual outcome of 1.5m passengers (out of a total of 6m at the airport). Ryanair's base represented the bulk of growth at Valencia Airport over the last two years and, due to the fact that almost all the routes were from international destinations, provided a massive tourism boost throughout the region.

Since the establishment of the base, Ryanair has been seeking to cooperate with the tourism department of the Comunitat Valenciana with a view to promoting the region across Europe. At the same time as the Comunitat Valenciana was telling Ryanair that no funds were available for such cooperative activity, they were granting a €12m award of marketing support to the local airline, Air Nostrum, who delivered neither growth nor international passengers to the region. Furthermore, the Comunitat Valenciana ignored Ryanair's request for engagement on these important promotional issues and indeed more recently turned down all reasonable requests for meetings.

This blanket refusal to engage with the largest low fares and fastest growing airline in Europe, contrasts sharply with the attitude of the vast majority of other government and regional tourist authorities throughout Europe who actively seek Ryanair's business at their airports. This recognition of the ability of Ryanair to deliver tourism growth contrasts sharply with the negative attitude which the airline encountered in Valencia.

Ryanair's Deputy Chief Executive, Michael Cawley, said:

"This is a very black day for the airport of Valencia and the city and region which it serves. Ryanair had begun to transform this once overlooked region of Spanish tourism into a powerhouse of growth and development. Without any assistance or cooperation from the local tourism board, Ryanair has already shown the possibilities which are uniquely available through its low fares. However, the naked subsidisation by the Comunitat Valenciana of competitor airlines at the expense of Ryanair and the refusal by the same party to engage in any meaningful discussion with Ryanair have meant that continuation of our base at the airport is untenable. We have already received numerous enquiries right across Europe and we will be announcing a new base elsewhere next week with these two aircraft.

"We will maintain limited operations to Valencia Airport from other bases and should the Comunitat Valenciana wish to engage with Ryanair in the future, we would be prepared to commence sensible discussions and indeed if conditions were appropriate to even recommence a base operation at Valencia".

  The following flights will be cancelled as a result of the closure of the Valencia base:

VALENCIA BASE CLOSURE
From	To	Cancelled from
Valencia	Bologna	04-Nov
	East Midlands	04-Nov
	Eindhoven	04-Nov
	Liverpool	04-Nov
	London (Stansted)*	04-Nov
	Maastricht	04-Nov
	Malta	04-Nov
	Oporto	04-Nov
	Paris Beauvais	04-Nov
	Santiago de Compostela	04-Nov

*Ryanair will continue to operate a limited service to Valencia on a London (Stansted) based aircraft.  Passengers who were due to travel on affected flights to/from London Stansted may be able to transfer to one of our London based services or can receive a full refund. Passengers due to travel on all other cancelled Valencia based services, will receive a full refund from Ryanair.

Ends.                                               Friday, 24th October 2008

For further information

Please contact:

Stephen McNamara                     Pauline McAlester

Ryanair                                         Murray Consultants

Tel: 00 353 1 812 1271                 Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  24 October 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director